Exhibit 99.2

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Form 40-F of Canetic Resources Trust of our audit report dated March 16, 2005 on the balance sheet of StarPoint Energy Trust as at December 31, 2004, and to the use of our audit report dated January 16, 2006 on the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” which is included herein.

We consent to the incorporation by reference in the Form 40-F of Canetic Resources Trust of our audit report dated March 16, 2005 on the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cashflows for the year ended December 31, 2004 and the period from September 5, 2003 to December 31, 2003, and to the use of our audit report dated January 16, 2006 on the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” which is included herein.

We consent to the incorporation by reference in the Form 40-F of Canetic Resources Trust of our audit report dated November 18, 2005 on the balance sheet of TriStar Oil & Gas Ltd. as at September 30, 2005, and to the use of our audit report dated January 16, 2006 on the related supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” which is included herein.

We consent to the incorporation by reference in the Form 40-F of Canetic Resources Trust of our audit report dated November 18, 2005 on the statement of net operating revenues of the TriStar Other Assets for each of the years in the two year period ended December 31, 2004, and to the use of our audit report dated January 16, 2006 on the related supplemental note entitled “Reconciliation of Statement of Net Operating Revenues of the TriStar Other Assets to United States Generally Accepted Accounting Principles” which is included herein.

We consent to the incorporation by reference in the Form 40-F of Canetic Resources Trust of our audit report dated March 17, 2004 on the consolidated balance sheets of Great Northern Exploration Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended, and to the use of our audit report dated January 16, 2006 on the related supplemental note entitled “Reconciliation of Financial Statements to Unites Stated Generally Accepted Accounting Principles” which is included herein.

We consent to the incorporation by reference in the Form 40-F of our audit report dated December 6, 2004 on the consolidated balance sheet of Upton Resources Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended.

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

We consent to the incorporation by reference in the Form 40-F of our audit report dated March 24, 2005  to the shareholders of E3 Energy Inc. on the consolidated balance sheets of E3 Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

January 16, 2006

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

COMMENTS FOR UNITED STATES READERS ON COMPILATION REPORTS
RELATING TO PRO FORMA FINANCIAL STATEMENTS

The compilation reports on the pro forma financial statements of StarPoint Energy Trust, StarPoint Energy Ltd. and TriStar Oil & Gas Ltd. included and incorporated by reference in the Form 40-F of Canetic Resources Trust, provided solely pursuant to Canadian requirements, are expressed in accordance with standards of reporting generally accepted in Canada.  United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements.  To report in conformity with United States of America standards on the reasonableness of the pro forma financial adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted.  Consequently, under United States of America reporting standards, we would be unable to express an opinion with respect to the compilation reports of the unaudited pro forma financial statements of StarPoint Energy Trust, StarPoint Energy Ltd. and TriStar Oil & Gas Ltd. included and incorporated by reference in the Form 40-F.

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
January 16, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association